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                             October 4, 2023

       Mirza Beg
       Chief Executive Officer
       Casa Shares Assets, LLC
       400 West Poleline Road
       Rexburg, ID 83440

                                                        Re: Casa Shares Assets,
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
26, 2023
                                                            CIK No. 0001988874

       Dear Mirza Beg:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted September 26, 2023

       General

   1. Please provide us with your analysis regarding whether your offering should be considered a delayed
offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation
                                                        A. We note, for
example, that your initial closing may be when subscriptions for the maximum number of
interests are accepted or on a date determined by your manager and that your manager
has discretion to terminate your offering at any time.
   2. We note that you intend for each of your series to elect and qualify to be taxed as a
                                                        REIT. Please provide
the disclosure required by Industry Guide 5, as applicable, or provide us with your
analysis explaining why you do not believe Industry Guide 5 is applicable to your
offering.
 Mirza Beg
FirstName
Casa SharesLastNameMirza
            Assets, LLC Beg
Comapany
October    NameCasa Shares Assets, LLC
        4, 2023
October
Page 2 4, 2023 Page 2
FirstName LastName
       Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Louis A. Bevilacqua